News Release

For Immediate Release

Stantec announces renewal of Normal Course Issuer Bid

EDMONTON AB (May 29, 2006) TSX:STN

Stantec Inc. announced today that a Notice of Intention to renew a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 2,258,754 of its common shares, representing approximately 5% of the shares. Stantec had a total of 45,175,084 common shares outstanding as at May 23, 2006. The purchases may commence on June 1, 2006, and will terminate on May 31, 2007 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention. Stantec will make the purchases in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. Stantec will make no purchases of common shares other than open-market purchases.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled.

As at May 15, 2006, pursuant to its normal course issuer bid in place since June 1, 2005, Stantec has not purchased any Common Shares.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288

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